Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Arena Fortify Acquisition Corp. (the “Company”)  on Amendment No. 6 to Form S-1 (File No. 333-254532) of our report dated March 19, 2021, except for Note 3, as to which the date is October 5, 2021, which includes an explanatory paragraph as to the Company’s ability to continue to as a going concern, with respect to our audit of the financial statements of the Company as of March 2, 2021 and for the period from January 26, 2021 (inception) through March 2, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Hartford, CT

November 5, 2021